Exhibit 99.12

                            February 10, 2009

Time Warner Inc.
One Time Warner Center
New York, New York 10019
Attention:  Executive Vice President, General Counsel

Re:           Separation Agreement

Dear Sir or Madam:

Reference is hereby made to (i) the Separation Agreement, dated as of May 20, 2008 (the “Agreement”), among Time Warner Inc. (“TWX”), Time Warner Cable Inc. (“TWCable”), Time Warner Entertainment Company, L.P., TW NY Cable Holding Inc., Warner Communications Inc. (“WCI”), Historic TW Inc. and American Television and Communications Corporation and (ii) the Consent in Lieu of a Meeting of the Stockholders of TWCable, executed by WCI on February 10, 2009 (the “WCI Consent”), pursuant to which WCI, in its capacity as the holder of a majority of the voting power of the outstanding common stock of TWCable, authorized the Board of Directors of TWCable to effect, subject to the terms and conditions set forth therein, a reverse stock split (the “Reverse Stock Split”).  Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Agreement.

TWCable currently anticipates (i) filing the Amended Charter with the Secretary of State of the State of Delaware to effect the Recapitalization on the date that, and following such time as, TWX receives its portion of the Special Dividend and (ii) filing the certificate of amendment to the Amended Charter (the “Amendment”) with the Secretary of State of the State of Delaware to effect the Reverse Stock Split on the date of, and following such time as, the Amended Charter has been filed with the Secretary of State of the State of Delaware.

Pursuant to Section 4.08 of the Agreement and in accordance with Section 12.02 of the Agreement, TWX, by executing this letter agreement, hereby consents to the filing of the Amendment and the implementation of the Reverse Stock Split on the date of and following the Recapitalization but prior to the effective time of the record date for the Distribution.

Except as set forth in this letter agreement, the execution, delivery and effectiveness of this letter agreement shall not operate as a waiver or modification of any other provisions of the Agreement and the Agreement shall remain in full force and effect and is hereby ratified and confirmed.  For the avoidance of doubt, nothing contained herein shall obligate TWCable to consummate the Reverse Stock Split in accordance with the timing set forth herein.

This letter agreement may be signed in any number of counterparts each of which shall be an original and all of which shall together constitute one and the same letter agreement.  Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this letter agreement by such party.

This letter agreement shall be governed and construed in accordance with the Agreement.

[Remainder of Page Intentionally Left Blank]

Please indicate your agreement to the foregoing by executing this letter agreement in the blocks indicated below.

Very truly yours,
TIME WARNER CABLE INC.

By:	/s/ Satish R. Adige
Name: Satish R. Adige
Title: Senior Vice President, Investments

CONSENTED TO This 10th day of February, 2009
TIME WARNER INC.

By:	/s/ Brenda C. Karickhoff
Name: Brenda C. Karickhoff
Title: Senior Vice President and Deputy